[Letterhead of Eversheds Sutherland (US) LLP]

July 12, 2018

VIA EDGAR

Edward P. Bartz, Esq., Senior Counsel

Chad Eskildsen, Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             New Mountain Finance Corporation

Post-Effective Amendment No. 1 to Registration Statement on Form N-2

(File No. 333-218040)

Dear Messrs. Bartz and Eskildsen:

On behalf of New Mountain Finance Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 18, 2018 and May 1, 2018 with respect to Post-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-218040) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”), as filed with the Commission on March 28, 2018.  The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the below responses, such revisions have been included in Post-Effective Amendment No. 2 to the Registration Statement, filed concurrently herewith.

Accounting Comments

Prospectus

1.              Comment:  The third full paragraph on page 3 of the Overview section of the Prospectus discloses the weighted average yield to maturity at cost exclusive of the impact of the Company’s investments on non-accrual status. The Staff notes the following statement from the May 16, 2017 AICPA Expert Panel Minutes 4c. Portfolio Yield Disclosure in MD&A: “When business development companies (BDCs) are including portfolio yields in their financial results in the MD&A, those portfolio yields should be presented for the full portfolio and should not be limited to income producing assets. If a BDC believes presenting portfolio yield of income producing securities is meaningful information to investors, it would not be precluded from including such yield, as long as it also includes the full portfolio yield.” Please add disclosure indicating the portfolio yields for the full portfolio, in accordance with the AICPA Expert Panel Minutes from May 16, 2017.

Response:  The Company advises the Staff on a supplemental basis that the weighted average annualized yield on income producing investments (i.e., excluding non-accrual debt investments) is the most commonly requested and used measure by which investors and research analysts project net investment income for the Company. In addition, it has significant relative value in measuring comparative yields and credit risk.  However, in response to the Staff’s comment, the Company confirms that in future quarterly reports on Form 10-Q, annual reports on Form 10-K, registration statements and prospectuses, if the Company discloses the weighted average annualized yield on income producing investments (i.e., excluding non-accrual debt investments), then the Company will also disclose the weighted average annualized yield on the entire portfolio.

2.              Comment:  The Company’s disclosure indicates that New Mountain Senior Loan Program II LLC (“SLP II”) represents approximately 4% of total assets of the Company. Please add the following disclosure related to SLP II:

a.              any holdings on non-accrual;

b.              any unfunded commitments related to the holdings; and

c.               a summary of the SLP II portfolio, including:

i.                 principal amounts;

ii.             weighted average interest rates;

iii.         total number of borrowers;

iv.           largest loan to a single borrower; and

v.               the total of the five largest borrowers.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in future quarterly reports on Form 10-Q, annual reports on Form 10-K, registration statements and prospectuses in response to the Staff’s comment.

3.              Comment: The disclosure in the Legal Proceedings section on page 113 of the Prospectus describes a net payment of $14.5 million made to a trustee of Black Elk Energy Offshore Operations, LLC (“Black Elk”) for settlement of a claim.  The Staff notes that Note 9 in the Notes to the Company’s Consolidated Financial Statements, “Commitments and Contingencies,” describes that four $3 million payments will be made through 2019. On a supplemental basis, please describe how the settlement payment is being accounted for and why there is no liability booked as of December 31, 2017 for the remaining $12 million to be paid. In your analysis, include any applicable references to U.S. GAAP.

Response:   The Company advises the Staff that for the  financial statements for the fiscal year ended December 31, 2017, the Company evaluated the factual and legal basis of the transactions among the Company, the private hedge fund that was the Company’s counterparty, and the trustee for Black Elk as integrated, in that they are all part and parcel of the same overall transaction in which the loan amount due was not repaid to the Company by the private hedge fund as required by the collateralized securities purchase and put agreement between the Company and the private hedge fund entered into in May 2013 (the “SPP Agreement”).  In this context, the Company determined the potential net impact of $2.3 million to the net asset value of the Company to be immaterial with respect to reinstating the SPP Agreement as an investment at fair value and recording the settlement liability on the statement of assets and liabilities. The Company determined that disclosure in accordance with the requirements of ASC450-20-50-4 was appropriate until such time as additional information becomes available on the outcome of the on-going litigation and liquidation process. The Company continues to monitor its rights and the fair value of the SPP Agreement and to the extent the impact is determined to be material in a future period, the Company will record the transactions in future financial statements.  The Company intends to continue to disclose in future financial statements the obligations under the settlement and will enhance its disclosure beginning with its quarterly report on Form 10-Q for the quarter ending June 30, 2018, including enhanced disclosure to the statement of assets and liabilities to specifically reflect the liabilities and the assets without the impact of netting, as under these circumstances netting is not appropriate under U.S. GAAP.

Financial Statements

4.              Comment: The Staff refers to the Company’s Consolidated Schedule of Investments. In future filings, please ensure the Company’s restricted securities are noted by an appropriate symbol per the requirements of footnote 8 to Rule 12-12 of Regulation S-X, including noting the acquisition dates.

Response:  The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

5.              Comment: The Staff refers to the description of the collateralized agreement to resell (the “Agreement”) in Note 2 of the Notes to the Consolidated Financial Statements. On a supplemental basis, please provide a response to each of the following questions related to the Agreement:

a.              Please inform the Staff if the Agreement was entered into with a related party.

b.              Please inform the Staff of the type of collateral pledged in this arrangement and the fair value of such collateral.

c.               Please provide a U.S. GAAP analysis under ASC 860 of the breach of the Agreement by the private hedge fund, including the impact of the default on the transferor and the recognition of the collateral as of December 31, 2017.

Response:   The Company advises the Staff that the Agreement was entered into with a private hedge fund, which is an unrelated third party. The Agreement was collateralized by a 12% interest bearing senior secured note of NorthStar GOM Holdings Group LLC (“NorthStar”). Given NorthStar’s bankruptcy, the Company has determined the collateral to currently have a nominal liquidation value.

The Company does not believe its rights provided under the Agreement have been fully exhausted.  The default did not release the collateral and provide the Company with full rights and title to the collateral.  In other words, if the private hedge fund cured the advance, the Company would have to return the collateral to the private hedge fund.  The Company still has a contractual right to the cash flows required under the Agreement which is evidenced by its rights in liquidation of the private hedge fund as a creditor.  As such, under ASC860-30-25-5c, the Company, as the secured party, was not required to recognize the collateral on its Statement of Assets and Liabilities as of December 31, 2017.  The conclusion is further supported by the following accounting guidance contained FAS140 Paragraph 242 - Collateral securing obligations in default 242:

Many respondents pointed out that collateral securing an obligation becomes the property of the secured party upon default on the secured obligation. A respondent argued differently, maintaining that a defaulting debtor does not relinquish control over the collateral until it no longer has an opportunity to redeem the collateral by curing the default. The Board agreed in Statement 125 that the secured party should recognize collateral, to the extent it has not already recognized the collateral, if the debtor defaults and is no longer entitled to redeem it.

The Company continues to monitor its rights under the Agreement and values the Agreement on a quarterly basis at fair value, with any change in value reflected in net change in unrealized appreciation (depreciation) on the Company’s Consolidated Statement of Operations. The Company will enhance its disclosure related to the Agreement beginning with its quarterly report on Form 10-Q for the quarter ending June 30, 2018.

6.              Comment: The Staff refers to Note 3 of the Notes to the Consolidated Financial Statements.  The Staff notes that the December 31, 2016 financial statements included in this Note a company description and summarized financial information for UniTek Global Services, Inc. On a supplemental basis, please explain why such information is not included in the December 31, 2016 financial statements for UniTek Global Services, Inc.

Response:    The Company advises the Staff that the Company evaluated its unconsolidated controlled portfolio companies under Regulation S-X Rules 3-09 and 4-08(g) as of December 31, 2017. As of December 31, 2017, UniTek Global Services, Inc. was not considered a significant subsidiary under these rules and therefore the company description and summarized financial information for UniTek was not included in the Form 10-K.

Legal Comments

1.              Comment:  Please provide the Staff with a representation that the Company will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

Response:  The Company represents to the Staff on a supplemental basis that the Company will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

2.              Comment: Please confirm to the Staff that (a) concurrent with the filing of each prospectus supplement, an unqualified legality opinion and related consent of counsel will be filed with a post-effective amendment to the Registration Statement regarding each such future offering in the Company’s securities and (b) the Company will submit any underwritten offer to FINRA for its pre-approval of the underwriting terms.

Response: The Company will file as an exhibit to a pre-effective amendment to the Registration Statement the legality opinion regarding all securities being registered and a related consent of counsel. The Company confirms that, because the terms of the actual offerings from the Registration Statement are uncertain and not yet authorized by the Company’s Board of Directors, concurrent with the filing of each prospectus supplement the Company will file an unqualified legality opinion and a related consent of counsel with a post-effective amendment to the Registration Statement regarding each such future offering in the Company’s securities. The Company also confirms to the Staff that the Company will submit, or ensure that the applicable underwriter submits, any underwritten offering to the Financial Industry Regulatory Authority, Inc. for its prior approval of the underwriting terms.

3.              Comment: The Staff refers to the disclosure on page 6 of the Prospectus under subsection entitled “Operating and Regulatory Structure.” Please disclose that changing the asset coverage ratio would permit the Company to double its leverage, which would result in increased leverage risk and increased expenses. Please add similar disclosure in other parts of Registration Statement that contain discussion of the change in the asset coverage ratio.

Response:  The Company acknowledges the Staff’s comment and has added the requested disclosure to the Registration Statement.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0815 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Vlad M. Bulkin
Vlad M. Bulkin

cc:                                Shiraz Kajee / New Mountain Finance Corporation

Karrie Jerry / New Mountain Finance Corporation

Steven B. Boehm / Eversheds Sutherland (US) LLP